UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                      TELEGLOBE INTERNATIONAL HOLDINGS LTD
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                                (Name of Issuer)

                     Common Shares, par value $0.01 per share
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                         (Title of Class of Securities)

                                    G87340108
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                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                         Teleglobe Bermuda Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G87340108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

          Teleglobe Bermuda Holdings Ltd (I.R.S. No. 98-0405438)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Bermuda
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        Number of                      7) Sole Voting Power:         28,106,757
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:    28,106,757
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   28,106,757
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     100.0%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common shares, par value $0.01 per share (the "Shares"), of Teleglobe International Holdings Ltd, a Bermuda company (the "Company"). The principal executive offices of the Company are located at P.O. Box HM 1154, 10 Queen Street, Hamilton HM EX, Bermuda.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Teleglobe Bermuda Holdings Ltd, a Bermuda company ("Teleglobe"). The address of the principal office of Teleglobe is P.O. Box HM 1154, 10 Queen Street, Hamilton HM EX, Bermuda.

          Teleglobe is a wholesale provider of international telecommunications services, including voice, data, internet and mobile roaming. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of Teleglobe, each person controlling Teleglobe, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of Teleglobe, in each case as of the date hereof.

          During the past five years, neither Teleglobe nor to Teleglobe's knowledge any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Teleglobe nor to Teleglobe's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          In connection with an Agreement and Plan of Merger, dated as of November 4, 2003, by and among Teleglobe, VEX Merger Subsidiary Corp., a
Delaware corporation and an indirect wholly-owned subsidiary of Teleglobe ("Merger Sub"), ITXC Corp., a Delaware corporation ("ITXC"), and the Company, as amended to date (the "Merger Agreement"), the Company was formed on February 4, 2004. Pursuant to a Subscription Agreement, by and between Teleglobe and the Company, Teleglobe was issued 28,106,757 Shares in exchange for a capital contribution of $281,067.57 (which represents the aggregate par value of such Shares).

Item 4.   Purpose of Transaction.
          ----------------------

          Prior to the Merger (as defined in the Merger Agreement), Teleglobe contributed certain assets of Teleglobe, including the outstanding voting equity securities of Merger Sub, among other subsidiaries of Teleglobe, to the Company. As a result, Merger Sub, among other entities, became indirect subsidiaries of Teleglobe, and direct subsidiaries of the Company.

          Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) Merger Sub will merge with and into ITXC, (ii) ITXC shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly-owned subsidiary of the Company, (iv) each share of common stock of ITXC and all rights in respect thereof will be converted into the right to receive
0.25 Shares (subject to certain conditions, exceptions and adjustments set forth in the Merger Agreement), (v) the officers of ITXC immediately prior to the consummation of the Merger shall serve in their respective offices of the Surviving Corporation from and after the consummation of the Merger, in each case until their successors are elected or appointed and qualified or until their resignation or removal, (vi) the directors of Merger Sub immediately prior to the consummation of the Merger shall become the directors of the Surviving Corporation, to serve as such from and after the consummation of the Merger, in each case until their successors are elected or appointed and qualified or until their resignation or removal, (vii) the certificate of incorporation and the bylaws of ITXC shall be amended in their entirety in the Merger to read as set forth on Annex B to the Merger Agreement and, as so amended, shall be the certificate of incorporation and the bylaws of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation or bylaws.

          In addition, prior to the Merger, it is expected that certain shareholders of Teleglobe shall exchange with Teleglobe, on a one-for-one basis, an aggregate of 2,360,967 common shares of Teleglobe for Shares.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 28,106,757 Shares issued and outstanding as of April 30, 2004. As of April 30, 2004, Teleglobe was the holder of all 28,106,757 Shares. Thus, as of April 30, 2004, for the purposes of Reg. Section 240.13d-3, Teleglobe beneficially owns 28,106,757 Shares, or 100.0% of the Shares deemed issued and outstanding as of that date.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither Teleglobe, nor to the knowledge of Teleglobe any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to April 30, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the Merger,  Teleglobe,  among others, entered into
(a) the Merger Agreement,  pursuant to which, among other things, ITXC agreed to
(i) jointly prepare and, after approval, use commercially reasonable efforts to cause to be filed with the Securities and Exchange Commission, a document or documents that constitute the registration statement on Form S-4 of the Company in connection with the registration under the Securities Act of 1933, as amended, of Shares to be issued to ITXC's stockholders pursuant to the Merger and a proxy statement with respect to the Merger, and (ii) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 1 hereto and Amendment No. 1 to the Merger Agreement incorporated by reference as Exhibit 2 hereto, (b) a Voting Agreement, dated as of November 4, 2003 (the "Voting Agreement"), pursuant to which, among other things, Teleglobe, ITXC and certain stockholders of ITXC (collectively, the "Stockholders") agreed to the terms pursuant to which (i) the Stockholders shall, and shall cause their Representatives (as defined in the Voting Agreement) to, terminate all discussions regarding possible acquisitions of ITXC, and shall advise Teleglobe and the Company, if applicable, of any request for information with respect to a possible acquisition of ITXC, (ii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the shares of common stock of ITXC subject to the Voting Agreement, except pursuant to the terms of the Merger Agreement, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the shares of common stock of ITXC subject to the Voting Agreement (x) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (y) in opposition of any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of ITXC under the Merger Agreement or the Voting Agreement, and any action which, in Teleglobe's reasonable judgment, is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by the Voting Agreement and the Merger Agreement, and (iv) each Stockholder irrevocably granted and appointed certain affiliates of Teleglobe as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the shares of common stock of ITXC subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement incorporated by reference as Exhibit 3 hereto, (c) a Joinder Agreement, pursuant to which, among other things, the Company agreed to become a party to the Merger Agreement, as more particularly set forth and described in the Form of Joinder Agreement incorporated by reference as Exhibit 4 hereto, and (d) a Commitment Letter, pursuant to which, among other things, Teleglobe and Cerberus Capital Management, L.P., a Delaware limited partnership ("CCM"), agreed to the general terms and conditions by which CCM shall provide a loan to the Company to the extent that the Company is unable to issue at least one hundred million dollars in aggregate principal amount of senior notes on or before the closing date of the Merger, provided that such loan shall not exceed one hundred million dollars, as more particularly set forth and described in the Commitment Letter incorporated by reference as Exhibit 5 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of Teleglobe there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Agreement and Plan of Merger, dated as of November 4, 2003, by and among Teleglobe Bermuda Holdings Ltd (formerly known as Teleglobe International Holdings Ltd), VEX Merger Subsidiary Corp. and ITXC Corp., incorporated by reference to Exhibit 2.1 to Amendment No. 5 to Form S-4 filed by the Company on April 30, 2004.

          2. Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 6, 2004, by and among Teleglobe Bermuda Holdings Ltd (formerly known as Teleglobe International Holdings Ltd), VEX Merger Subsidiary Corp. and ITXC Corp., incorporated by reference to Exhibit 2.3 to Amendment No. 5 to Form S-4 filed by the Company on April 30, 2004.

          3. Voting Agreement, dated as of November 4, 2003, by and among Teleglobe Bermuda Holdings Ltd (formerly known as Teleglobe International
Holdings Ltd), ITXC Corp. and certain other parties identified therein, incorporated by reference to Exhibit 9.1 to Amendment No. 5 to Form S-4 filed by the Company on April 30, 2004.

          4.  Form of Joinder Agreement,  incorporated  by reference to  Exhibit
2.2 to Amendment No. 5 to Form S-4 filed by the Company on April 30, 2004.

          5. Commitment Letter, dated February 6, 2004, from Cerberus Capital Management, L.P., as agreed and accepted by Teleglobe Bermuda Holdings Ltd (formerly known as Teleglobe International Holdings Ltd), incorporated by reference to Exhibit 10.2 to Amendment No. 5 to Form S-4 filed by the Company on April 30, 2004.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 7, 2004

                                          TELEGLOBE BERMUDA HOLDINGS LTD



                                          By:  /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:  Lenard B. Tessler
                                          Title: Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                      SCHEDULE A


     1. Executive Officers. The executive officers of Teleglobe Bermuda Holdings Ltd ("Teleglobe") are Lenard B. Tessler and Seth P. Plattus. Lenard B. Tessler serves as Chairman of Teleglobe. Seth P. Plattus serves as Vice Chairman of Teleglobe. Each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. The principal business and address of Teleglobe are stated in
Item 2 of this Schedule 13D.

     2. Directors. The directors of Teleglobe are Lenard B. Tessler, Seth P. Plattus and Michael M. Green.

          In addition to holding the executive officer positions noted above, each of Lenard B. Tessler and Seth P. Plattus serves as a Managing Director of Cerberus Capital Management, L.P. ("CCM"). As noted above, each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Michael M. Green, a citizen of the United States, serves as the President of TenX Capital Management, Inc. ("TenX"). TenX, which is located at 100 W. Elm Street, Suite 300, Conshohocken, PA 19428, is an investment advisory firm.

     3. Controlling Persons. TLGB Acquisition LLC, a Delaware limited liability company ("TLGB"), owns approximately 92% of the outstanding common shares of Teleglobe. After consummation of the exchange of common shares of Teleglobe for common shares of Teleglobe International Holdings Ltd (as described in Item 4 of this Schedule 13D), TLGB will own one hundred percent of the outstanding common shares of Teleglobe. In connection with the Merger (as described in this Schedule 13D), TLGB shall (i) change its jurisdiction of formation from Delaware to Bermuda and (ii) change its name to "TLGB Acquisition Ltd." Teleglobe Holdings LLC, a Delaware limited liability company ("Teleglobe Holdings"), is the managing member of TLGB. Teleglobe Holdings is controlled by various private investment funds (the "Funds"). Prior to the Merger, Teleglobe Holdings will be liquidated and its assets distributed to the Funds. Stephen Feinberg, a citizen of the United States, serves as the investment manager for the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of Teleglobe International Holdings Ltd which may be deemed to be beneficially owned by Teleglobe, TLGB, Teleglobe Holdings and the Funds. The business address of each of the above named entities and person is 299 Park Avenue, 22nd Floor, New York, New York 10171. TLGB's primary business is to serve as a holding company for the shares of Teleglobe. Teleglobe Holdings' primary business is to serve as the managing member for TLGB. The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.